Filed pursuant to Rule 424(b)(3)

Registration No. 333-167498

PROSPECTUS

Up To 14,368,590 Shares of Common Stock

Arena Pharmaceuticals, Inc.

Common Stock

This prospectus relates to the resale, from time to time, of up to 14,368,590 shares of our common stock by the selling stockholders named in this prospectus. See “Selling Stockholders” beginning on page S-3. These shares may be acquired by the selling stockholders by exercising warrants that were acquired in a private placement. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders may sell the shares of common stock described in this prospectus to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section titled “Plan of Distribution” in this prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ARNA.” On April 10, 2012, the last reported sale price of our common stock on the NASDAQ Global Select Market was $2.87 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” on page S-2 of this prospectus and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2012

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference herein and may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” on page S-2, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. Unless otherwise specified or required by context, references in this prospectus to “Arena Pharmaceuticals,” “Arena,” “we,” “us” and “our” refer to Arena Pharmaceuticals, Inc. References to “selling stockholders” or “Deerfield” in this prospectus refer to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P., Deerfield International Limited, Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited, which may sell shares from time to time as described in this prospectus.

Arena Pharmaceuticals, Inc.

We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing oral drugs that target G protein-coupled receptors, an important class of validated drug targets, in four major therapeutic areas: cardiovascular, central nervous system, inflammatory and metabolic diseases. We recently submitted regulatory applications for US and EU approval of our most advanced drug candidate, lorcaserin, which is intended for weight management. We intend to selectively advance certain of our research and development programs, and also to seek collaborators or other licensing opportunities for our programs.

In October 2010, the US Food and Drug Administration, or FDA, issued a Complete Response Letter, or CRL, with respect to the lorcaserin New Drug Application, or NDA, we submitted in December 2009. In the CRL, the FDA stated that it completed its review of the NDA and determined that it could not approve the application in its then present form.

After completing various studies, analyses and other activities in response to the lorcaserin CRL, in December 2011, we resubmitted the lorcaserin NDA. The FDA accepted the resubmission for filing and review and assigned a new Prescription Drug User Fee Act, or PDUFA, target date of June 27, 2012. The FDA’s Endocrinologic and Metabolic Drugs Advisory Committee is scheduled to meet on May 10, 2012, to discuss the lorcaserin NDA.

We are also seeking regulatory approval for lorcaserin in the European Union. On March 2, 2012, we filed a marketing authorization application, or MAA, for lorcaserin through the centralized procedure with the European Medicines Agency, or EMA, and the EMA subsequently accepted the filing. The acceptance of the MAA filing begins the EMA’s review process.

Our wholly owned subsidiary, Arena Pharmaceuticals GmbH has granted Eisai Inc., or Eisai, exclusive rights to commercialize lorcaserin in the United States and its territories and possessions, subject to FDA approval of the lorcaserin NDA. Also subject to applicable regulatory approval, we intend to commercialize lorcaserin in the European Union and in other areas outside of the United States with one or more collaborators or independently.

Our prioritized earlier-stage programs include APD811, an internally discovered, orally available agonist of the prostacyclin receptor intended for the treatment of pulmonary arterial hypertension. APD811 completed a single-dose, Phase 1 clinical trial in 2011, and we plan to initiate a multiple dose, dose titration, Phase 1 clinical trial of APD811 this year. We also plan to file this year an investigational new drug, or IND, application with the FDA for APD334 (an internally discovered, orally available agonist of the S1P1 receptor intended for the treatment of a number of conditions related to autoimmune diseases, including multiple sclerosis) and to continue development of our programs on APD371 (an internally discovered, orally available agonist of the cannabinoid receptor 2 intended for the treatment of pain) and GPR119 agonists (intended for the treatment of type 2 diabetes).

Our internally discovered, oral drug candidates also include temanogrel, which was formerly called APD791, and nelotanserin, which was formerly called APD125. Temanogrel is an inverse agonist of the serotonin 2A receptor intended for the treatment of arterial thrombosis and other related conditions and has completed Phase 1a and Phase 1b clinical trials. Nelotanserin is a serotonin 2A receptor inverse agonist that we previously studied for insomnia, and has completed Phase 2a and Phase 2b clinical trials. We are not planning to conduct significant development activities, including any additional clinical trials, for these drug candidates at this time. We may consider resuming their development in the future with one or more collaborators or independently, depending on the cost of further development, financial resources and their potential.

The headquarters of our operations outside of the United States is in Switzerland at Arena Pharmaceuticals GmbH. Activities conducted at this location include manufacturing, quality control, quality assurance, development of manufacturing processes, qualifying suppliers and otherwise managing the global supply chain, regulatory compliance, distribution of finished products, and European strategic planning and development.

We have commercial rights for all of our programs and drug candidates, with the exception of Eisai’s right to commercialize lorcaserin in the United States. We have not received regulatory approval to market or sell any drugs or generated commercial revenues from selling any drugs, other than in connection with manufacturing drugs for Siegfried Ltd in our Swiss drug product manufacturing facility.

We incorporated in the state of Delaware in April 1997. Our corporate offices are located at 6166 Nancy Ridge Drive, San Diego, California 92121. Our telephone number is 858.453.7200. Our website address is www.arenapharm.com. Information contained in or accessible through our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission, or SEC, on March 15, 2012, which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” “unlikely” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference from our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as any updates or amendments thereto reflected in subsequent filings with the SEC.

These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those noted in the sections entitled “Risk Factors” above and included in the documents that we incorporate by reference herein.

In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the filing of this prospectus or documents incorporated by reference herein and therein that include forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the common stock under this prospectus will belong to the selling stockholders. We will not receive any proceeds from this offering. While we will not receive any proceeds from this offering, if the warrants to purchase 14,368,590 shares of common stock were all exercised for cash, the selling stockholders would pay us an exercise price of $1.68 per share, or an aggregate exercise price of approximately $24.1 million. If we do receive any proceeds from the exercise of the warrants, we will likely use such proceeds for working capital and general corporate purposes.

SELLING STOCKHOLDERS

On June 17, 2009, we entered into a Facility Agreement, or the Facility Agreement, with Deerfield, pursuant to which Deerfield agreed to provide us with a $100 million secured loan. In connection with the terms of the Facility Agreement, on July 6, 2009, we issued to Deerfield warrants to purchase an aggregate of 28,000,000 shares of our common stock at an exercise price of $5.42 per share, which we refer to as the 2009 Warrants.

On June 2, 2010, we entered into a Purchase and Exchange Agreement, or the 2010 Purchase Agreement, with Deerfield, pursuant to which Deerfield agreed to purchase 11,000,000 shares of our common stock at a purchase price of $3.23 per share. Also, pursuant to the 2010 Purchase Agreement, we agreed to exchange a portion of the 2009 Warrants to purchase an aggregate of 16,200,000 shares of our common stock for new warrants, which we refer to as the 2010 Warrants, to purchase a like number of shares of our common stock at an exercise price of $3.45 per share.

On March 28, 2011, we entered into a securities purchase agreement with Deerfield, pursuant to which Deerfield agreed to purchase 12,150,000 shares of our common stock for a purchase price of $1.46 per share and 12,150 shares of our Series C Convertible Preferred Stock for a purchase price of $1,460.00 per share, for an aggregate purchase price of approximately $35.5 million. On March 28, 2011, we also entered into an exchange agreement with Deerfield, pursuant to which we agreed to exchange 14,368,590 of the 2010 Warrants for new warrants, which we refer to as the 2011 Warrants, to purchase a like number of shares of our common stock at an exercise price of $1.68 per share.

On January 10, 2012, we entered into an Exchange Agreement, or the Exchange Agreement, with Deerfield, pursuant to which we agreed to issue, in exchange for cancellation of the outstanding 2009 Warrants and the outstanding 2010 Warrants, new warrants, which we refer to as the 2012 Warrants, to purchase 8,631,410 shares of our common stock at an exercise price of $1.745 per share. The 2012 Warrants will be exercisable until June 17, 2015. Other than the provisions described above and certain provisions related to cashless exercise and early termination of the warrants, which are based on $1.60 per share in the 2011 Warrants and $1.745 per share in the 2012 Warrants, the 2009 Warrants, the 2011 Warrants and the 2012 Warrants each contain substantially the same terms.

On January 10, 2012, we also entered into a securities purchase agreement with Deerfield, pursuant to which Deerfield agreed to purchase 9,953,250 shares of our common stock for a purchase price of $1.65775 per share and 9,953.25 shares of our Series D Convertible Preferred Stock, or Series D Stock, for a purchase price of $1,657.75 per share, for an aggregate purchase price of approximately $33.0 million. Each share of Series D Stock was convertible into 1,000 shares of our common stock at any time at the option of the holder, provided that the holder was prohibited from converting Series D Stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 9.98% of the total number of shares of our common stock then issued and outstanding. Shares of Series D Stock generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Series D Stock will be required to amend the terms of the Series D Stock. All of the outstanding shares of Series D Stock have been converted into common stock.

Pursuant to the registration rights agreement that we entered into in connection with the 2010 Purchase Agreement, we have filed a registration statement to which this prospectus relates to permit the selling stockholders to resell to the public the shares of our common stock that they may acquire upon exercise of the 2011 Warrants. For additional information regarding the 2011 Warrants, see the description of the 2011 Warrants in the Form 8-K we filed with the SEC on March 29, 2011, and the form of 2011 Warrant filed as Exhibit 99.4 thereto.

The selling stockholders may sell up to 14,368,590 shares of our common stock pursuant to this prospectus. The selling stockholders have not held any position or office, nor do they have any material relationship with us or our predecessors or affiliates within the past three years, except for the financing transactions described above and in our filings with the SEC.

The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of March 31, 2012. All of the shares of common stock included in the table are issuable upon the exercise of warrants that are exercisable within 60 days of March 31, 2012. There were 180,491,878 shares of our common stock outstanding as of March 31, 2012. Unless otherwise indicated, beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder identified below and other public documents filed with the SEC.

Name(1)	Shares of Common Stock Beneficially Owned Before the Offering(2)		Number of Shares of Common Stock Offered Hereby(3)	Shares of Common Stock Beneficially Owned Following the Offering(2)(4)
				Number		% of Class
Deerfield Private Design Fund, L.P.	3,875,959	(5)	2,421,394	1,454,565	(5)	0.80	%(6)
Deerfield Private Design International, L.P.	6,244,040	(5)	3,900,785	2,343,255	(5)	1.28	%(6)
Deerfield Partners, L.P.	4,554,000	(5)	2,844,981	1,709,019	(5)	0.94	%(6)
Deerfield International Limited	6,946,000	(5)	4,339,314	2,606,686	(5)	1.42	%(6)
Deerfield Special Situations Fund, L.P.	485,761	(5)	303,465	182,296	(5)	0.10	%(6)
Deerfield Special Situations Fund International Limited	894,240	(5)	558,651	335,589	(5)	0.19	%(6)

(1)	James E. Flynn has the power to vote or dispose of the shares held by the selling stockholders.
(2)	For the purposes of determining the number of shares beneficially owned by a holder, shares of common stock that may be issued to that holder within 60 days of March 31, 2012, without regard to the 9.98% limitation described in note 5 below, are deemed to be outstanding.
(3)	Represents shares of common stock issuable upon the exercise of the 2011 Warrants.
(4)	We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. This table assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.
(5)	The selling stockholders disclaim beneficial ownership of our common stock that exceeds 9.98% of our outstanding common stock. Under the terms of the warrants held by the selling stockholders, the number of shares of our common stock that may be acquired by the selling stockholders upon any exercise of the warrants is generally limited to the extent necessary to ensure that, following such exercise, the total number of shares of our common stock then beneficially owned by a selling stockholder, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling stockholder for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, would not exceed 9.98% of the total number of shares of our common stock then issued and outstanding. Except as described in note 6 below, the 9.98% limitation is disregarded for purposes of this table, and the numbers of shares of common stock beneficially owned do not reflect this limitation.
(6)	As a result of the 9.98% limitation described in note 5 above, notwithstanding the percentage reported in the table above, the aggregate number of shares of common stock beneficially owned by all of the selling stockholders may not exceed 9.98% of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act or pursuant to other available exemptions from the registration requirements of the Securities Act, if available, rather than under this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, by amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement to which this prospectus relates.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement to which this prospectus relates effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement to which this prospectus relates and (2) the date on which the shares cease to be registrable securities as such term is defined in the registration rights agreement that we entered into in connection with the 2010 Purchase Agreement.

The selling stockholders and any broker dealers that act in connection with the sale of the shares might be deemed to be “underwriters” as the term is defined in Section 2(11) of the Securities Act. Consequently, any commissions received by these broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” as defined in Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the securities being offered hereby has been passed upon by Cooley LLP, San Diego, California.

EXPERTS

Our consolidated financial statements, as of and for the year ended December 31, 2011 and 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements for the year ended December 31, 2009 included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE,

Washington, D.C. 20549. Please call the SEC at 1.800.SEC.0330 for more information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Arena. The SEC’s Internet site can be found at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information. The SEC’s Internet site can be found at http://www.sec.gov.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items):

•	our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 15, 2012;

•	our definitive proxy statement on Schedule 14A for the 2011 Annual Meeting of Stockholders, filed with the SEC on April 27, 2011;

•

our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 3, 2012, January 10, 2012, January 11, 2012, January 26, 2012, February 1, 2012, February 14, 2012, March 2, 2012, March 8, 2012 and March 26, 2012;

•

the description of our Stockholders Rights Agreement contained in our registration statement on Form 8-A filed with the SEC on November 15, 2002, as amended on December 30, 2003 and November 16, 2006, including any amendments or reports filed for the purposes of updating this description; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 26, 2000, including any amendments or reports filed for the purposes of updating this description.

You may request a copy of these filings, at no cost, by contacting us at:

Arena Pharmaceuticals, Inc.

Attention: Investor Relations

6166 Nancy Ridge Drive

San Diego, California 92121

Telephone number: 858.453.7200

This prospectus relates to a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us and the shares in this offering. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their website.

No one has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in our affairs since the date hereof.